UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive

Lowell, Arkansas 72745

(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Report of Independent Registered Public Accounting Firm

The Retirement Committee

J.B. Hunt Transport Services, Inc.

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of J.B. Hunt Transport Services, Inc. Employee Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Rogers, Arkansas

June 26, 2017

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Cash	$441,888	$544,987
Investments, at fair value:
Mutual funds	305,989,833	263,750,132
Common stock – J.B. Hunt Transport Services, Inc.	224,532,025	207,385,818
Common/collective trust	103,659,421	78,090,859
Total investments	634,181,279	549,226,809
Receivables:
Notes receivable from participants	32,482,923	30,992,555
Contributions:
Participants	1,848,786	1,065,458
Employer	595,430	371,458
Accrued investment income	2	10
Total receivables	34,927,141	32,429,481
Net assets available for benefits	$669,550,308	$582,201,277

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$76,352,380	$(42,933,888)
Interest and dividends	9,964,245	15,668,215
	86,316,625	(27,265,673)

Interest income on notes receivable from participants	1,310,653	1,272,837
Contributions:
Employer, net of forfeitures	15,282,229	15,938,876
Participants	51,868,203	47,811,083
	67,150,432	63,749,959
Total additions	154,777,710	37,757,123
Deductions from net assets attributed to:
Benefits paid to participants	66,019,769	55,440,142
Administrative expenses	1,408,910	1,115,883
Total deductions	67,428,679	56,556,025
Increase/(decrease) in net assets available for benefits	87,349,031	(18,798,902)

Net assets available for benefits:
Beginning of year	582,201,277	601,000,179
End of year	$669,550,308	$582,201,277

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC). All employees, other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors, are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of qualifying service is eligible to receive matching contributions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. The Company matches 50% of the first 6% of base compensation that a participant contributes to the Plan once meeting match eligibility requirements as defined in the plan document. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional amounts were contributed in 2016 or 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any discretionary contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service. Upon a participant’s retirement, permanent disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows: 0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. A year of vesting service is credited to participants that complete 1,000 hours of service within a plan year. Hours of service are defined in the plan document and accumulated for employees irrespective of participation in the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses. Forfeitures for the years ended December 31, 2016 and 2015 amounted to approximately $1,558,000 and $1,038,000, respectively. The Company used approximately $1,610,000 and $1,909,000 to reduce Company contributions to the Plan in 2016 and 2015, respectively. Forfeitures remaining in the Plan at December 31, 2016 and 2015 were approximately $42,000 and $94,000, respectively.

Participant Loans

Notes receivable from participants represent participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 - 5 years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate on the first day of the calendar month in which the loan is made, plus one percent (ranging from 4.25% to 10.50% for loans outstanding at December 31, 2016). Principal and interest are paid ratably through payroll deductions. A participant may only have two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, disability or death, a participant or their beneficiary may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account. For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

The Plan will distribute and rollover certain net assets to other plans in connection with participants who have terminated employment and begun participating in other employer plans. Such transactions are recorded in benefits paid to participants at the fair value of the assets on the date of rollover. Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans. Such transactions are recorded in participant contributions at fair value.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Plan in 2016 and 2015.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on December 31, 2016 and 2015. See Note 3, Fair Value Measurements, for additional information on investment valuation. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. The cost of securities sold is determined by the weighted average cost method. Shares of mutual funds are valued at published market prices. Shares of Company common stock are valued at quoted market prices. Investments in the common/collective trust are valued at the net asset value per unit, as determined by the issuer of the respective trust.

The T. Rowe Price Stable Value Common Trust Fund (Stable Value Fund), a common/collective trust, is designed to deliver safety and stability by preserving principal and accumulating earnings. This Stable Value Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The Plan may withdraw from the Stable Value Fund with 12 month written advance notice to the trustee. The notice period may be shortened or waived by the trustee in its sole discretion. There are no restrictions on participant-directed redemptions.

Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid to participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements

The FASB’s guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following are assets measured at fair value on a recurring basis at December 31, 2016 and 2015:

December 31, 2016

Description	Level 1	Total
Mutual Funds	$305,989,833	$305,989,833
Common Stock	224,532,025	224,532,025
Common/collective trusts measured at net asset value		103,659,421
Total investments at fair value		$634,181,279

December 31, 2015

Description	Level 1	Total
Mutual Funds	$263,750,132	$263,750,132
Common Stock	207,385,818	207,385,818
Common/collective trusts measured at net asset value		78,090,859
Total investments at fair value		$549,226,809

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

5.	Related Party and Parties-in-Interest Transactions

At December 31, 2016 and 2015, the Plan held 2.3 million and 2.8 million shares, respectively, of common stock of the Company, with a fair value of approximately $224.5 million and $207.4 million, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income on the common stock of the Company of approximately $2.4 million and $2.3 million, respectively.

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 9, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Reconciliation of Financial Statements to the Form 5500

There were no reconciling items between net assets available for benefits per the financial statements and the Form 5500 at December 31, 2016 and 2015. The following is a reconciliation of the total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Total additions per the financial statements	$154,777,710	$37,757,123
Adjustment for change in contract value to fair value for interest in common/collective trusts relating to fully benefit-responsive investment contracts, net	-	(1,331,581)
Total income per the Form 5500	$154,777,710	$36,425,542

The Plan adopted new accounting guidance in 2015, resulting in the Plan no longer identifying the Stable Value Fund as a fully benefit-responsive investment contract. The financial statements and the Form 5500 both present the Stable Value Fund at fair value measured using the net asset value practical expedient as of December 31, 2016 and 2015. The Form 5500 measured fair value in a different manner as of December 31, 2014, resulting in the 2015 reconciling item.

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

EIN: 71-0335111, Plan: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

Column (a)	Column (b)	Column (c)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value

	American Beacon Small Cap Value Fund (Instl Class)	Mutual Fund	$14,046,445
	American Funds EuroPacific Growth Fund (Class R6)	Mutual Fund	18,239,776
	Goldman Sachs International Small Cap Insight Fund (Instl Class)	Mutual Fund	8,702,015
	INVESCO Diversified Dividend Fund (Class R5)	Mutual Fund	40,430,406
	INVESCO Global Real Estate Fund (Class R5)	Mutual Fund	9,381,572
	MFS Growth Fund (Class R6)	Mutual Fund	34,774,342
	Oppenheimer Developing Markets Fund (Class Y)	Mutual Fund	5,966,028
	PIMCO Real Return Fund (Admin Class)	Mutual Fund	12,121,911
	Principal Funds Inc. Small Cap Growth Fund I (Instl Class)	Mutual Fund	11,054,393
	Prudential Total Return Bond Fund (Class Q)	Mutual Fund	28,914,736
	Vanguard Institutional Index Fund	Mutual Fund	63,169,920
	Vanguard Mid Cap Index (Class I) Fund	Mutual Fund	12,403,231
	Vanguard Small Cap Index Fund	Mutual Fund	19,284,640
	Vanguard Total Bond Market Index Fund	Mutual Fund	10,614,623
	Vanguard Total International Stock Index Fund	Mutual Fund	16,885,795
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	224,532,025
	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust	103,659,421
*	Participant Loans	Interest rates ranging from 4.25% to 10.50% and various maturities	32,482,923
			$666,664,202

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 26, 2017	BY:	/s/ David G. Mee
David G. Mee Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer)

BY:	/s/ John K. Kuhlow
John K. Kuhlow Senior Vice President Finance, Controller, Chief Accounting Officer (Principal Accounting Officer)

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm